

re: 2003

Falcon Products, Inc. 2003 Annual Report

re: Shape

In fiscal 2003, we strategically repositioned our manufacturing footprint to lower fixed costs, improve operating efficiencies, reduce inventory levels and enhance customer service.

These initiatives and operational improvements position the company for improved financial performance going forward, in any economic environment. Our continuing efforts to strengthen the company's competitive position focus squarely on enhancing our leadership in creating quality furniture and inviting commercial environments, extending our reputation for earning loyal customer relationships and underscoring our commitment to building shareholder value.

re: Source

Our fundamental commitment to give customers what they want when they want it remains unchanged. What has changed today is how and from where those needs are met.

Our long-standing strength as a vertically integrated manufacturer gave us a high level of control in an era when sources for quality parts were difficult to find. However, in today's global marketplace, our overriding consideration is to match our global manufacturing and sourcing to customer economics to deliver unsurpassed quality, reliability and value.

re: Solve

We solve customer problems. With our total turnkey approach to service, we can take over the complexities of creating environments so our customers can focus on marketing their products.

There are many manufacturers of commercial furniture in the marketplace. We differentiate ourselves through our proven ability to provide total turnkey solutions. We have the professional experience and capabilities to design, engineer and manufacture entire interiors off-site, then deliver and install them in just days. We manage the project so our customers can concentrate on building their brands, not building stores.

re: 2003

These concerted efforts to improve our operating efficiencies and cost structure, to match our global manufacturing and sourcing with customer economics, and to provide turnkey solutions to solve customer problems will deliver measurable value to our customers ... and ultimately, enhance the environments where people eat, work and relax.

Healthcare:

Market Position: Top 10

Market Size: $700 million

Brands: Falcon, Thonet, Howe, Johnson Tables, Shelby Williams

Key Customers: Novation, HCA, Kaiser Permanente, St. John's Mercy, Banner Health, Greenville Hospital System, Allina Health

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Hospitality:

Market Position: No. 1

Market Size: $800 million

Brands: Shelby Williams, Falcon, Howe Hospitality, King Arthur

Key Customers: Marriott International, Hilton Hotels, Four Seasons Hotels and Resorts, MGM Grand Hotel, Sheraton Hotels, Starwood Hotels and Resorts Worldwide, Westin Hotels, Vistana Hotels, Cendant

Contract Office:

Market Position: No. 1

Market Size: $800 million

Brands: Falcon, Thonet, Howe, Johnson Tables, Epic, Charlotte

Key Customers: Merrill Lynch, Freddie Mac, Best Buy, General Motors, Nortel, Home Depot, Eli Lilly, Kroger

Education:

Market Position: Top 5

Market Size: $500 million

Brands: Falcon, Thonet, Howe, Johnson Tables, Epic, Charlotte

Key Customers: Community College of Southern Nevada, Wharton School of Business, New York University Law School, University of North Texas, Arizona State University, University of Nebraska

Epic Furniture Group achieved strong growth last year in the high-end, high-design portion of the segment. Our network of Alliance Dealers enables us to service any end user, with local hands-on attention as well as nationwide or worldwide service.

Education We continue to penetrate the education segment by leveraging our expertise in corporate training tables and seating, adapting our products specifically to support advanced technology requirements in the learning environment. To fuel this momentum, we introduced our integrated The Falcon Companies OnCampus marketing initiative in 2003 to focus on four key student campuswide environments - classrooms, cafeterias, dorm rooms and recreational areas. Our education business grew more than 25 percent in 2003, and we intend to replicate this strategy in 2004 by expanding into additional regions of the country and developing new products that address customer needs.

Hospitality We are the leading supplier to the hospitality market which includes hotels, casinos, convention centers, country clubs and time shares. Three years of depressed hospitality spending and deferred refurbishing is creating pent-up demand for major renovations and new construction. Last year, we held our market share in the declining segment and are solidly positioned to gain share as the market strengthens. In 2004, we will launch several key product initiatives and marketing campaigns, while increasing our focus on the country club and senior living segments.

Bringing Value to Key Markets

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Food Service:

Market Position: No. 1

Market Size: $1.4 billion

Brands: Falcon, Shelby Williams, King Arthur

Key Customers: Red Lobster, Olive Garden, Mortons of Chicago, Smith & Wollensky, Starbucks Coffee, Chili's, Romano's Macaroni Grill, Giordano's, Outback Steakhouse, Garden Fresh Restaurant Corporation, Applebee's

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Quick Service:

Market Position: No. 1

Market Size: $500 million

Brands: Falcon

Key Customers: McDonald's, Hardee's, Burger King, Arby's, Carl's Jr., Chick-Fil-A, Long John Silver's, Boston Market, Wendy's

Food Service As the No. 1 supplier to the food service segment, we have forged strong, long-term relationships with 40 of the nation's largest 100 restaurant chains – ranging from coffee shops to casual dining to fine dining. These solid relationships, backed by our proven capabilities and quality products, position the company for continued growth with existing and new customers in this market.

Quick Service The quick service restaurant industry is dominated by large chain operators, and we have earned our No. 1 position in this segment by consistently meeting the needs of the most recognized names in the market. Our customers have come to rely on our unmatched ability to provide turnkey solutions to their remodeling and refurbishing needs, and we are firmly positioned to capture an increasing share of this market. The expansion of our core customer base, combined with an expected increase in renovations in 2004, point to positive improvement in the quick service segment.

Healthcare As an emerging leader in the healthcare segment, we design and manufacture products specifically for the patient rooms, dining, social and recreational areas of retirement communities, assisted living facilities, nursing homes and hospitals. We continue to expand our product offering in the acute care market of healthcare facilities with specialized products for patient rooms and waiting areas.

Contract Office We continue to fortify our position in the contract office segment, outperforming the market again in 2003. Our portfolio of brands gives customers clear choices in styling and price for a broad array of products including metal and wood chairs, table tops and bases, training tables and more. Our three-year-old

Financial Highlights

(IN THOUSANDS EXCEPT PER-SHARE AMOUNTS)

For the Year	2003	2002	2001	2000	1999	1998
Net sales	$ 251,802	$ 277,537	$ 314,116	$ 331,078	$ 233,019	$ 149,085
Gross margin	48,715	65,135	70,844	87,178	58,503	40,359
Net earnings (loss)	(22,516)	692	(10,771)	9,196	584	6,350
At Year-End						
Working capital	47,499	38,959	32,272	43,321	46,799	35,756
Total assets	266,540	273,577	267,467	279,025	292,206	111,974
Total debt	165,385	150,585	147,971	154,408	164,506	18,815
Stockholders' equity	38,584	61,000	60,041	74,677	69,301	71,946
Per Common Share – Diluted						
Net earnings (loss)	$ (2.49)	$ 0.08	$ (1.22)	$ 1.05	$ 0.07	$ 0.68

Amounts include restructuring charges in every year, except for 2000. See Notes to Consolidated Financial Statements for a description of the charges incurred in 2003, 2002 and 2001. Fiscal 1999 results include a $14.0 million pre-tax restructuring charge, $8.7 million after-tax or $0.97 per share. Fiscal 1998 results include a pre-tax restructuring charge of $3.5 million, $2.2 million after-tax or $0.24 per share.

The Falcon Companies

The company has a leading position in the commercial furniture market segments that it serves. It has the industry's leading brands, the largest manufacturing base and the largest sales forces. The company designs, manufactures and markets products for the contract office, healthcare, education, food service, and hospitality and lodging segments of the commercial furniture market. Headquartered in St. Louis, Missouri, the company operates nine manufacturing facilities throughout the world with a workforce of more than 2,000 employees.

To Our Shareholders

2003 was the third year of the economic downturn and the company took the necessary steps to prepare for the future. The company reduced its break-even point and invested in important new products. We are well prepared to return to historical growth levels. In fact, through 2000, we had achieved 12 consecutive years of sales and earnings per share growth exceeding 20 percent. These last three years have been marked by declining sales and profitability, somewhat tempered by the fact that we have lost sales to the market not to competitors.

Today, hampered by the extended sluggish economy, we have focused our efforts and energies on operational improvements and cost reductions. As detailed throughout this report, we have taken decisive steps regarding ("re:") our company to re:shape our manufacturing structure to control costs and improve efficiencies, to re:source our global manufacturing and sourcing to deliver greater value, and to re:solve customer needs by leveraging our total turnkey approach to service. The full benefits of these actions will be realized going forward.

2003 Financial Performance The Falcon Companies' net sales for the fiscal year ended November 1, 2003 were $ 251.8 million, a decline of 9.3 percent compared with $277.5 million the prior year. The company reported a net loss of $22.5 million, or $2.49 per share, for the year compared with net earnings of $692,000, or $0.08 per share. The 2003 results include one-time and substantially non-cash charges of $18.3 million, or $2.02 per share. The actions these charges allow will generate substantial savings in 2004 and beyond.

Subsequent to year-end, on January 14, 2004, we replaced our existing senior credit facility with a new $89.3 million senior credit facility that provides increased liquidity and improved flexibility. This new financing will provide the backing to grow our business as the economy improves.

Our plans for 2004 are to continue to provide our clients with outstanding value for their invested dollar, improve returns to our shareholders, reduce our debt without relying on any help from the economy, and improve earnings. Long-term, our goal remains to expand our leadership in the commercial furniture industry and the market segments we serve, and to produce consistently improving operating margins.

Strong Brands and Key Markets The Falcon Companies ranks as the No. 1 brand in hospitality, food service and contract furniture and among the top 10 in education and healthcare in the market segments we serve. We intend to continue increasing our market share in those core market segments, supported by efficient facilities and skilled sales and production associates in five countries, and our portfolio of leading brands.

Each of our brands is a leader in its specific market niche and each has earned strong name recognition for exceptional quality and customer satisfaction. This group of brands, unmatched in the industry, gives us the product breadth to serve a range of market segments. Our brand portfolio includes: Falcon, Shelby Williams, Thonet, Howe, Johnson Tables, King Arthur, Sellers & Josephson and Epic.

We built this portfolio of leading brands primarily through acquisition - every brand except our original Falcon brand was acquired during the decade of the 1990s. Acquisition continues as a key part of our long-term strategy to consolidate the industry and strengthen our position as the single premier supplier to the commercial furniture market. However, our overriding priority for the time being is to strengthen our balance sheet and reduce our debt.

The Falcon Companies serves a diverse range of segments within the commercial furniture market - contract office (corporate, education and healthcare), food service (casual dining and quick service) and hospitality. This multi-dimensional approach reduces the risk of relying on a single market and absorbs the ups and downs in the economy - an advantage clearly evident in fiscal 2003. Despite the stagnant economy, we succeeded in capturing market share and increasing sales in both the food service (excluding the impact of the Boston Market remodeling program) and contract office segments. Continued decline in the corporate portion of the contract office industry segment was offset by solid gains in our expanding education and healthcare business. We also enjoyed strong sales growth in the core food service segment, excluding sales related to the Boston Market program that completed in early 2003. Sales within the hospitality segment, however, continued to decline due to weak market conditions and delayed hotel refurbishing, although we succeeded in maintaining our market share.

re: Shape In the face of a sluggish economy and declining sales, the company has focused on managing costs and improving performance. The key initiative in this effort is the strategic repositioning of our global manufacturing footprint for improved operating efficiencies, reduced inventory levels and enhanced quality and customer service.

Beginning with the closing of our production facility in Statesville, North Carolina two years ago, we continue to streamline our manufacturing operations to drive cost improvements and efficiencies. This year, we announced plans to dispose of our manufacturing plant in Zacatecas, Mexico and shift production to our Mimon, Czech Republic facility, as well as other outside suppliers, and to close our Canton, Mississippi factory and reallocate that production across our existing supply base. We closed the Mexico plant and expect to sell the facility early in 2004. We expect to close the Mississippi plant and transfer production by the end of the second quarter of 2004. These actions will substantially reduce costs, simplify processes and increase speed of our operations. Additionally, we restructured our wood frame supply chain in Europe, taking both time and costs out of the system. The full year impact of these actions, on 2003 level of sales, is in the range of $8 million to $10 million of operating income.

While significantly reducing our fixed cost structure, these initiatives position the company for improved operational and financial performance going forward despite an uncertain economic environment. And to help us get the most out of our operations, we added a new vice president of operations, Stewart Long, to our seasoned management team during the year.

re: Source The Falcon Companies has positioned itself as one of the few commercial furniture companies capable of producing virtually all its products in its own factories. At one time, vertical integration provided us a competitive advantage with the ability to control the critical elements of cost, quality, on-time delivery and customer service.

Today, we are rethinking how we source, both internally and externally, to better manage our supply chain and improve our cost posture, as well as to better meet our customers' needs. It is important to match our global manufacturing and sourcing to customer economics to deliver the best value. In conjunction with this effort, we discontinued business in certain channels a year ago and realigned our European structure to utilize our manufacturing resources more profitably and allocate production to the best sources, including several partners throughout Europe. Additionally, with our investment in our Czech Republic plant, we have shortened lead times from 10 to six weeks.

Domestically, through consolidation of our facility in Canton, Mississippi into Morristown, Tennessee, we greatly simplify our logistics. We are cross-shipping between our two primary factories in eastern Tennessee to move materials more economically and provide better responsiveness to customers.

The company's international operations allow it to serve both local markets and, with manufacturing facilities strategically situated in Asia, Europe and Mexico, we are strongly positioned to efficiently source products from all over the world. Our international plants service their local markets with manufacturing resources, sales force and distribution systems. Already the largest supplier to McDonald's in China, we are enhancing our capabilities there to serve the increasing needs of multinationals investing in the Far East and expand our business with local companies. In addition, we have increased sourcing components and products from China for our U.S. market.

Despite changes in the approach to the market, the basic tenet of our company has never wavered - we give the customer what they want when they want it. The difference today is where we source those products. The Falcon Companies is ideally positioned to manufacture products domestically for U.S. customers, to manufacture products in Europe and the Far East for customers in those markets, and to outsource production in all countries. Our worldwide manufacturing and sourcing capabilities will be a key strength going forward.

re: Solve The Falcon Companies has a well-earned reputation for solving customer problems - customizing or designing products to meet specific needs. Food service and hospitality customers, in particular, often require unique products to differentiate their facilities from competitors or to adapt to specific space limitations. We excel at meeting those needs - customization, short runs and short lead times - with capabilities unmatched in the industry.

Our total turnkey solution is the ultimate in customer problem-solving. To meet the needs of quick service restaurant operators, we developed the unique capability to design, engineer and manufacture tables and seating, as well as various décor elements and manage the project through installation - often replacing an entire dining area overnight so the restaurant could reopen without losing a single day of business. Our design-through-installation capabilities deliver complete interior décor packages - not only furniture, but millwork and divider walls, wall coverings, lighting and floor tile.

Today, we have elevated this competitive advantage even further to provide our customers with total turnkey solutions. We take responsibility for project elements including site demographics and customer trends, space efficiency and traffic patterns, drawings and permits, and more. For major chain customers, our turnkey capabilities provide consistent quality and workmanship across the country and allow them to concentrate on marketing their products and building their brands, not building stores.

Early in 2003, we successfully completed the Boston Market turnkey project - remodeling their entire chain of more than 600 restaurants in a 24-month period. Equally important, the customer needed to have only a single employee involved in the project - total administrative savings equated to the cost of 23 store remodels. Our impressive performance with Boston Market positions us well for the future, not only with McDonald's current renovation program and other chain account customers, but to leverage that expertise to other food service categories.

We are currently bringing this proven expertise and professional experience to the next level in the food service market - the casual dining segment. In January 2004, we are unveiling our first Red Lobster turnkey installation. Ultimately, we plan to bring this total turnkey solution to other markets including hospitality and education.

Creating Environments Collectively, these efforts go beyond containing costs, improving efficiencies and delivering better customer service. The ultimate service we bring our customers is creating a physical space to help them build their brand. Restaurants, universities, hotels and hospitals all need to attract customers, from diners and guests to students and patients ... and the physical environment is a key marketing tool.

McDonald's, for example, is launching a reimaging program in 2004 to improve their perception in the marketplace, and we will perform a share of the 1,400 scheduled remodels. Red Lobster has designed a new image with a beach house feel to attract younger customers, and we are helping to translate that vision into an engaging environment.

In closing, while the economy has impacted our performance, we refuse to be victimized by it. The restructuring and cost controls we have under way will position our company for improved profitability ahead. Rather than losing share, we are taking share in contract office and food service. Instead of waiting for the market to turn around, we are driving growth ourselves. We appreciate your continued confidence and support.



Franklin A. Jacobs
Chairman of the Board
and Chief Executive Office

David L. Morley
President and
Chief Operating Officer

Brands project a desired image through the sights and sounds of their environment. Physical space can kindle specific emotions as people interact with the brand.

A restaurant's physical environment flavors a unique dining experience. An office environment encourages functionality and efficiency. And a hotel radiates a sense of comfort and serenity. Our quality products, reliable service and turnkey solutions enable our customers to continually enhance their physical brands.

What we do is about more than simply building furniture. It's about building a better brand experience everywhere people interact.



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Food Service:

The food service market encompasses everywhere people dine outside the home, including fine dining, *casual dining, country clubs and quick service.* The Falcon Companies' extensive offering of product helps restaurant owners communicate their desired image and message. In 2003, we successfully expanded our turnkey capabilities to a broader customer base to include the casual dining market.

Quick Service:

The Falcon Companies' quick service initiative focuses on three key areas - project management, design and service. Our goal is to help the franchisee understand the demographics impacting their operation and restructure the design of the location to meet these criteria. Leveraging our turnkey capabilities, we expanded our market share base in 2003, adding several large national chains.



Food Service:

Fogo de Chao

Chicago, Illinois

Fogo de Chao competes in the casual dining segment of the food service industry, promoting the centuries-old “churrascaria” culinary tradition of slow roasting meat. The restaurant’s designers, Marve Cooper Design, LLC together with Sao Paulo-based Fogo de Chao, sought to create a total dining experience where guests could sample a wide variety of menu options served tableside. In addition to outstanding quality food and unique menu options, the challenge was also to create a total experience of service, ambiance and good value.



Quick Service:

McDonald's

South Bend, Indiana

In conjunction with McDonald's new reimaging campaign in 2003, the owner/operators of the South Bend location wanted to appeal to the area's high concentration of professional businesses. The Falcon Design team incorporated features such as a Cyber Café with Hot-Spot capabilities and an adult-oriented zone with lounge seating and a double-sided fireplace. Following the remodel and reimaging, the owner/operators are extremely pleased with the results and have experienced double-digit same store sales increases.





Permaglide by Falcon During 2003, we made several product improvements to enhance the performance of our furniture in food service environments. We developed and patented "Permaglide" plastic insert glides, for example, and adopted this technology in all our food service metal chairs. This advancement greatly improves the functionality of our furniture and has eliminated problems for end users. Permaglide eliminates such problems as rust, damage to furniture and water/chemical damage caused by the chairs' contact with cleaning solvents and general day-to-day use in the quick service environment.

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Healthcare:

In 2003, The Falcon Companies achieved solid growth in several vertical markets within the overall healthcare market, such as acute care and senior living. We are well positioned to continue penetrating the healthcare market and successfully increasing share with our Falcon, Thonet and Shelby Williams brands, supported by the development of specific new products and marketing brochures.

Education:

In 2003, we targeted the higher education market with The Falcon Companies OnCampus initiative, focusing on the country's highest concentration of education markets. We identified four key student environments, driving our message of offering complete turnkey product solutions in the areas where students learn, where they eat, where they sleep and where they have fun.

Contract Office:

The Falcon Companies' brands are leaders in the areas of corporate dining, training and public spaces. Customers from Fortune 1000 companies to small start-ups realize that the combination of function and aesthetics is important to any business, and they depend on us for their furniture requirements. Our broad product offering not only provides more options, but does so on time and within budget.



Healthcare:

Missouri Baptist Hospital BJC Health System

Sullivan, Missouri

For Missouri Baptist Hospital's location in Sullivan, the architect and end user sought to create a warm and properly scaled space for both visitors and patients waiting to be admitted. Furniture style was an important criteria in their selection process, as well as meeting a specific budget. OWH Architects proposed using The Falcon Companies' Thonet and Charlotte brands to meet the client's needs for a highly functional and cost-effective solution.









Zaffiro by Epic Zaffiro is an original design collection from Mauro Lipparini featuring a variety of upholstery and frame options. This family includes side, arm, bar and counter stool versions with subtle curves and contours blended together in a very "clean" design approach. Epic continues to introduce leading-edge Italian styling to the interior design community. All Epic products are scaled and engineered for multi-purpose use within various vertical markets, including corporate, hospitality, stadiums and store planning.



Contract Office:
Nortel Corporate Office
Atlanta, Georgia

In designing the new 400-seat cafeteria for Nortel, HOK needed a chair design that combined the desired aesthetics and functionality. The Clia chair from Epic, combined with the Levelor table from Falcon, met all the qualifications. The satin chrome legs blended with the metal architectural elements of the space, while the arched wood arm and back added warmth to the environment. Five-high stacking and durability tested to industry standards met the important maintenance and flexibility criteria of the Nortel facility team.



Education: Smith Entrepreneurs Hall Neeley School of Business Texas Christian University

Fort Worth, Texas

Classrooms in TCU's Smith Hall entrepreneurial studies facility were designed with state-of-the-art technology and equipped with computerized audiovisual, fiber optics and video conferencing. An important criteria in selecting Falcon's MATS III was the ability to customize each table layout to meet various room shape, space and technology requirements. The investment in Smith Hall, combined with other initiatives, enabled TCU to realize their goal of being recognized as a top business school, ranking in the top 50 nationally by *Entrepreneur Magazine*.





EasyGo by Thonet EasyGo, an original design by Giovanni Baccolini, was developed to address functional requirements within learning environments where spaces, and therefore product, must serve a variety of functional end-user requirements. Whether a training room that reconfigures or a classroom that converts to an assembly hall, space saving and easy-to-move solutions are the core requirement in today's ever-changing environments. EasyGo was developed with flexibility in mind. Stacking, nesting and mobility features were designed into the product, providing the end user with a multi-use solution.

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Hospitality

The Falcon Companies is the industry leader in seating and tables for the hospitality market. Shelby Williams, our strong lead brand servicing this market, is widely recognized for its depth of product offering, good design and value. In 2004, we will launch several key product initiatives including new contemporary wood collections and fully upholstered seating to address specific market segments.



Hospitality:

Grand Hyatt Hotel

New York, New York

Hyatt Hotels has been a long-standing client of Shelby Williams and The Falcon Companies. The ballroom design for the Grand Hyatt required an upscale look to address formal business banquets, wedding parties and other gala social events. The designers, together with Hyatt's corporate technical team, selected Shelby William's new 8100 series of stack chairs to meet the design, quality and comfort requirements of a banquet room. The winning formula has created a highly functional and aesthetically beautiful space.





Bay by Epic (top) A recent addition to Epic's very successful lounge seating initiative, Bay represents the latest trend in Italian design. This lounge collection features a "lower profile" approach and much larger inside seat dimensions, along with crisp upholstery detailing that enhances the overall aesthetics. The Bay Collection - an extensive product family that includes high and low back, arm and armless lounge, loveseats and ottoman - enables interior designers to specify for a wide range of interior applications.

Genus by Thonet (right) Genus was developed in collaboration with The Falcon Companies' Howe Europe Division and Komplot Design, both based in Denmark. The unique manufacturing process, incorporating 5 mm birch veneer sandwiched with a protective layer of melamine, provides a beautiful and functional design. Genus has received distinguished product design recognition that includes winning Best Of Neocon-Gold in 2003 and the Architectural Review Award at the Spectrum Furniture Fair in London.



Financial Data:
Table of Contents

The Falcon Companies is the leader in the commercial furniture market segments that it serves. The following section provides financial details for fiscal 2003.

Management's Discussion and Analysis of Financial Condition and Results of Operations	26
Consolidated Statements of Operations	32
Consolidated Balance Sheets	33
Consolidated Statements of Stockholders' Equity	34
Consolidated Statements of Cash Flows	35
Notes to Consolidated Financial Statements	36
Report of Independent Auditors	46
Selected Financial Data	47

Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion should be read in conjunction with the audited Consolidated Financial Statements and the notes thereto.

Certain information presented herein includes "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. However, there can be no assurance that the Company's actual results will not differ materially from its expectations. The matters referred to in forward-looking statements may be affected by risks and uncertainties affecting the Company's business.

Critical Accounting Policies, Estimates and Judgments

The Company's financial statements are prepared in accordance with principles generally accepted in the United States of America. The preparation of these financial statements requires management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenue and expenses as well as the disclosure of contingent assets and liabilities. Management bases its estimates and judgments on historical experience and other factors believed to be reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or conditions. The Company believes that of its accounting policies, the following include significant estimates made by management and involve a higher degree of judgment and complexity.

Management Plan and Future Compliance with Debt Covenants – The Company experienced a net loss in 2003 due to the restructuring charges recorded by the Company as more fully described in Note 2, the decline in sales and the unfavorable product mix and pricing pressures. As a result of the loss, the Company was not in compliance with certain financial covenants under its then-existing senior secured credit agreement as of November 1, 2003. Subsequent to November 1, 2003, the Company restructured its senior secured credit agreement. The amended and restated senior credit agreement increased the term B loan to $50 million from $35 million, adjusted the interest rate down to 15% and eased financial covenants. The Company anticipates improvement in results of operations due to significant cost savings as a result of the plant closings, the consolidation of operations into lower cost facilities, the pension plan curtailment, and its current plan to implement a strategic sourcing initiative to lower product costs through its wood frame supply chain in Europe. Based upon management's plans and projected cost savings, the Company expects to remain in compliance with the debt covenants. The improved operating results are dependent upon management's ability to accomplish certain expected reductions in operating expenses. Should the Company's decline in sales and pricing pressures persist in 2004, management has identified additional contingency plans relating to reductions of additional controllable costs, including additional headcount reductions, which would be implemented to remain in compliance with its revised quarterly covenants.

Revenue Recognition – The Company recognizes revenue and renders billings as the product is shipped and title passes to the customer. We manufacture products for specific customer orders. The Company continuously monitors the quality of our shipments to ensure that our products meet customer specifications. We provide for product returns based on historical percentages. Even with our efforts to monitor quality, no assurances can be given that we will continue to experience the same return rates that we have in the past. Any significant increase in returns could have a negative impact on our operating results.

Allowance for Doubtful Accounts – The Company performs ongoing credit evaluations of customers and adjusts credit limits and credit terms based upon the customer's credit worthiness and payment history. The Company monitors collections and maintains an allowance for doubtful accounts based upon specific customer collection issues identified and historical experience. While such historical write-offs have been within the Company's expectations, no assurances can be given that we will continue to experience the same anticipated level of write-offs that we have in the past.

Slow Moving and Obsolete Inventory Reserves – The Company reviews inventory on hand for slow moving and obsolete inventory and records a provision to record this inventory at the lower of cost or estimated current market value. A significant decrease in demand or change in the needs of our customers could result in an increase in the amount of excess inventory quantities on hand, primarily raw materials. Although we continually review the accuracy of our forecasts of future product demand, any significant unanticipated changes in demand could have a significant impact on the value of our inventory and operating results.

Goodwill – The Company performs an evaluation of goodwill for impairment on an annual basis or more frequently, if circumstances indicate a possible impairment. We did not have an impairment of goodwill as of November 1, 2003. The Company uses an independent valuation firm to assist in performing the annual impairment evaluation. The independent valuation firm uses various approaches to determine if an impairment of goodwill exists. One of the approaches uses estimates of future revenues and expenses, as well as appropriate discount rates. These estimates are consistent with the plans and estimates that the Company uses to manage the business. The estimates assume that the Company will maintain or gain market share in the future and that the commercial furniture market will experience a gradual recovery and return to growth from the current trends. If the Company fails to achieve the assumed growth rates or assumed operating margin, the Company may incur charges for impairment of goodwill in the future.

Self-Insurance Reserves – The Company is self-insured up to certain stop-loss limits for medical and workers' compensation claims. The Company records reserves based on the historical trends in medical and workers' compensation costs. If the Company were to experience an increase in medical or workers' compensation costs compared with our historical experience on which the reserve is based, our operating results would be adversely affected.

Operating Results as a Percentage of Sales

The following table sets forth, for the periods presented, certain information relating to the operations of the Company, expressed as a percentage of net sales:

	NOVEMBER 1, 2003	NOVEMBER 2, 2002	NOVEMBER 3, 2001
Net sales	**100.0%**	100.0%	100.0%
Cost of sales, including restructuring charge	**80.7**	76.5	77.4
Gross margin	**19.3**	23.5	22.6
Selling, general and administrative expenses	**17.7**	16.6	17.9
Interest expense, net	**7.0**	6.2	5.5
Loss on early extinguishment of debt	**0.6**	–	–
Loss on curtailment of pension plan	**0.8**	–	–
Restructuring charge	**1.8**	–	4.0
Earnings (loss) before income taxes	**(8.6)**	0.7	(4.8)
Income tax expense (benefit)	**0.3**	0.5	(1.4)
Net earnings (loss)	**(8.9)%**	0.2%	(3.4)%

Fiscal Year

The Company's fiscal year ends on the Saturday closest to October 31. Fiscal years 2003, 2002 and 2001 ended November 1, 2003, November 2, 2002 and November 3, 2001, respectively, and included 52, 52 and 53 weeks, respectively. References to years relate to fiscal years rather than calendar years.

Net Sales

In 2003, net sales were $251.8 million, compared with $277.5 million in 2002, a decrease of 9.3%. The decrease is a result of a decline in both the hospitality and food service markets, partially offset by an increase in the contract office market. All of the Company's end markets have been impacted by the soft U. S. economy. Sales in the food service market declined as a result of the successful completion of the Boston Market remodeling program in the first quarter of 2003. Excluding the impact from Boston Market, the Company's sales to the food service market increased during fiscal 2003. The decrease in the hospitality market was a reflection of the continued soft hospitality market, which has led to a decline in new construction and a deferral of hotel refurbishments.

In 2002, net sales were $277.5 million, compared with $314.1 million in 2001, a decrease of 11.6%. The decrease primarily reflects the weak market conditions, particularly in the hospitality and contract office markets. The slow economy led to a decline in new construction and a deferral of refurbishments in the hospitality market and a decline in corporate expenditures for furniture products. The Company's decision to discontinue unprofitable business with certain buying clubs and a purchasing group resulted in a net sales decline of approximately $10.0 million.

Costs and Expenses

The Company's reported operating results for fiscal years 2003, 2002 and 2001 included restructuring charges associated with various strategic initiatives the Company has undertaken.

During the fourth quarter of 2003, the Company recorded a $2.5 million pre-tax restructuring charge related to the Company's decision to consolidate its manufacturing operations. The Company ceased operations at its Canton, Mississippi facility and transferred production into the Company's other plants. The Company has also chosen to outsource a portion of the production from the Canton, Mississippi facility. The restructuring charge includes the write-down of land, buildings, machinery and equipment to estimated realizable values. The Company expects to expense future cash costs of approximately $1.5 million to $1.8 million associated with closing the Canton, Mississippi facility. The costs will include termination benefits, real estate holding costs and other close-down costs. As of November 1, 2003, 230 people were employed at the Canton, Mississippi facility, of which substantially all have been terminated. The Company's fourth quarter operations were affected by a $5.5 million charge to reduce the carrying costs of inventory to reflect more normalized labor and overhead absorption.

During the third quarter of 2003, the Company recorded a non-cash pre-tax charge of $4.3 million to write down the assets of the Company's Zacatecas, Mexico manufacturing facility to its anticipated net realizable value in connection with the Company's decision to dispose of the facility. The total charge of $4.3 million included a write-down of inventory of $2.3 million, which is included in the Consolidated Statements of Operations as a component of cost of sales, including restructuring charge. The Company will close the facility in February 2004 and will expense future cash costs of approximately $0.5 million.

During the third quarter of 2003, the Company notified its employees, who are participants in the Falcon Products, Inc. Retirement Plan (the "Plan") that no pension benefits will be earned for service on or after August 1, 2003. As a result of this action, the Company recorded a $1.8 million pension curtailment loss to record previously unrecognized prior service costs in accordance with SFAS No. 88, "Employers' Accounting for Settlements and Curtailments of Defined Benefit Plans and for Termination Benefits." As a result of the curtailment, the Company will realize a pension savings of $1.8 million in 2004.

Management believes that these restructuring activities and continued rationalization and consolidation of its operating facilities into its lower cost facilities along with the redesign of wood frame supply chain in Europe will reduce its costs by $8 million to $10 million on a level of sales comparable to fiscal 2003. The wood frame supply chain redesign project involved closing the Zacatecas, Mexico facility and moving the manufacture of this product to Europe and sourcing it at optimum suppliers based on order quantity, lead time and price. The Mimon, Czech Republic facility redesigned its raw material sourcing and stocking operations and invested in additional equipment to significantly reduce lead times. Management believes these actions will reduce future operating costs and required inventory levels without impacting performance in customer service levels.

On June 3, 2003, the Company refinanced its existing senior credit agreement with a new group of financial institutions. In connection with the refinancing, the Company recorded a loss on early extinguishment of debt to write off deferred debt issuance costs of $1.6 million. The Company amended and restated this agreement on January 15, 2004. See Liquidity and Capital Resources discussion.

During the first quarter of 2002, the Company recorded a pre-tax restructuring charge of $0.6 million, $0.4 million after-tax or $0.04 per diluted share. The charge is a result of the closure of its Statesville, North Carolina facility and the transfer of production into the Company's other plants. The initiative was announced during the third quarter of 2001 and was completed in February 2002. During the fourth quarter of 2002, the Company recorded a pre-tax gain of $0.8 million, $0.5 million after-tax or $0.05 per diluted share. This gain is primarily the result of the sale of the Statesville, North Carolina facility for a greater amount than was anticipated at the time the restructuring charge was originally recorded.

During 2001, the Company recorded a pre-tax restructuring charge of $18.6 million, $12.1 million after-tax or $1.37 per diluted share. The cash component of the pre-tax charge was $4.7 million. The charge resulted from the Company's decision to consolidate its manufacturing operations and eliminate several duplicative and non-performing product lines. The Company closed its Statesville, North Carolina facility, significantly downsized its Zacatecas, Mexico facility and transferred production into the Company's other plants. This charge included costs associated with the write-down of land, buildings, machinery and equipment, asset disposition costs, employee severance of approximately 460 employees and other related costs associated with exiting the closed facilities. Cost of sales included a $6.0 million charge to write down the carrying value of inventory.

In 2003, the Company's gross margin was $48.7 million compared with $65.1 million in 2002. The decrease in gross margin is due to the decline in sales, the write-down of inventory associated with the Company's restructuring activities, and pricing pressures, primarily in the hospitality market. The Company's cost reduction efforts partially offset these declines. Gross margin as a percent of sales was 19.3% and 23.5% in 2003 and 2002, respectively. The decline in gross margin as a percentage of sales is due to the decline in sales, restructuring activities and pricing pressures discussed above.

In 2002, the Company's gross margin was $65.1 million compared with $70.8 million in 2001. Gross margin as a percent of sales was 23.5% in 2002 as compared to 22.6% in 2001. Gross margin as a percent of sales increased primarily due to the restructuring charge recorded in 2001. The decrease in gross margin is due to the decline in sales and unfavorable product mix and pricing pressures, primarily in the hospitality market, that was caused by the weak market conditions, partially offset by the Company's cost reduction activities, including the closing of the Statesville, North Carolina facility, which was completed during February 2002.

Selling, general and administrative expenses were $44.6 million, $46.1 million and $56.2 million in 2003, 2002 and 2001, respectively. The decrease in 2003 from 2002 is a result of cost reduction activities and lower variable selling costs due to lower sales. The decrease in 2002 from 2001 is a result of the Company's cost reduction activities, the elimination of goodwill amortization ($3.5 million in 2001) and lower variable selling costs due to lower sales. As a percent of sales, the expense rate was 17.7% in 2003, 16.6% in 2002 and 17.9% in 2001.

Interest and Taxes

Net interest expense was $17.7 million, $17.1 million and $17.1 million in 2003, 2002 and 2001, respectively. Net interest expense increased in 2003 due to an increase in the effective interest rate and an increase in the average outstanding borrowings. Net interest expense was flat in 2002 as compared to 2001, due to the reduction in the effective interest rate offset by an increase in the average outstanding borrowings.

Income tax expense (benefit) was $0.9 million, $1.3 million and $(4.2) million in 2003, 2002 and 2001, respectively. The effective income tax rate was 4.1% in 2003, 65.6% in 2002 and (28.1%) in 2001. During the fourth quarter of 2003, the Company recorded a valuation allowance of $8.2 million. The effective tax rate differs from the statutory tax rate due to non-deductible permanent tax items and state, local and foreign taxes and the recording of a valuation allowance as discussed in Note 5 of the Consolidated Financial Statements.

Net Earnings (Loss)

Net earnings (loss) were $(22.5) million, or $(2.49) per diluted share, in 2003 as compared to $0.7 million, or $0.08 per diluted share, in 2002. The decrease in net earnings in 2003 was primarily due to the restructuring charges and the valuation allowance for deferred taxes recorded by the Company, the decline in sales and the unfavorable product mix and pricing pressures experienced during 2003, partially offset by the Company's cost reduction measures.

Net earnings (loss) were $0.7 million, or $0.08 per diluted share, in 2002 as compared to $(10.8) million, or $(1.22) per diluted share, in 2001. The increase in net earnings in 2002 was primarily due to the restructuring charge recorded in 2001 partially offset by the decline in sales and the unfavorable product mix and pricing pressures experienced during 2002.

Liquidity and Capital Resources

The Company's working capital at November 1, 2003, was $47.5 million and its ratio of current assets to current liabilities was 1.9 to 1.

Cash provided by (used in) operating activities was $(10.5) million in 2003, $(0.2) million in 2002 and $10.9 million in 2001. During 2003, the Company used cash for working capital items, in particular inventory. Inventories were $62.5 million at November 1, 2003, compared to $57.1 million at November 2, 2002, a 9.5% increase. The increase in inventories is primarily due to increased stocking levels of raw material items and component parts, partially due to the Company's plant consolidation efforts, as well as a decrease in inventory consumption because of a decline in sales volume. Work in process increased due to the timing of certain shipments. Partially offsetting the use of cash for working capital items, the Company received $4.6 million in income tax refunds, net of payments.

Cash used in investing activities was $2.2 million, $2.1 million and $5.8 million in 2003, 2002 and 2001, respectively. The Company invested $2.2 million in 2003, $4.4 million in 2002 and $5.8 million in 2001 in capital additions primarily to improve operating efficiencies, as well as normal recurring capital replacements. The Company's capital budget for 2004 is approximately $3.5 million, which will be used primarily to acquire new equipment.

Cash provided by financing activities was $12.4 million in 2003 and $2.3 million in 2002, relating to the refinancing of the senior credit facility in 2003 and net borrowings under the Company's revolving line of credit in 2002. Cash used in financing activities was $7.3 million in 2001 principally relating to the repayment of long-term debt and the payment of cash dividends.

The following table summarizes our contractual obligations at November 1, 2003:

	PAYMENTS DUE BY PERIOD				
IN THOUSANDS	*LESS THAN 1 YEAR*	*1-3 YEARS*	*4-5 YEARS*	*AFTER 5 YEARS*	*TOTAL*
Long-term debt	$3,900	$2,251	$58,139	$ 101,095	$165,385
Operating leases	3,698	5,706	4,046	8,479	21,929
Total contractual cash obligations	$7,598	$7,957	$62,185	$109,574	$187,314

The Company expects that it will meet its ongoing working capital and capital requirements from a combination of existing cash, internally generated funds and available borrowings under its revolving credit facility.

At November 1, 2003, the Company had a $33.8 million revolving line of credit with a group of financial institutions. The revolving line of credit bears interest at the Company's option, at the Base Rate (defined as the rate of interest announced or quoted by the agent bank from time to time as its prime rate for commercial loans) or LIBOR adjusted for a spread. The Company had $19.2 million outstanding under this revolving line of credit. In addition, at November 1, 2003, $4.6 million of the total commitment under the revolving line of credit agreement was used to support outstanding standby letters of credit.

The Company must comply with certain financial and non-financial covenants, under its credit agreement, including limitations relating to the payment of dividends, the maintenance of specific ratios and minimum levels of EBITDA, as defined in the credit agreement. As of November 1, 2003, the Company was not in compliance with certain financial covenants under its senior secured credit agreement.

Subsequent to year-end, the Company amended and restated its existing senior secured credit agreement. On January 15, 2004, subsequent to the Company's year-end, the Company amended and restated the credit agreement. The amended and restated agreement provides for an $89.3 million total credit facility, consisting of (i) a $33.8 million revolving credit facility, (ii) a $5.6 million amortizing term loan A and (iii) a $50 million non-amortizing term loan B. The term loan A requires quarterly principal payments of $0.2 million commencing on April 1, 2004. The revolving credit facility bears interest at the Company's option at (i) the London Interbank Offered Rate ("LIBOR") plus 3.00% or (ii) the Base Rate (as defined) plus 1.00%. The term loan A bears interest at the Company's option at (i) LIBOR plus 3.25% or (ii) the Base Rate plus 1.25%. The term loan B bears interest at 15.0%, of which 6.0% is payable on a current basis as provided in the agreement and the balance of the interest equal to 9.0% is accrued and added to the outstanding principal balance each month. The amended and restated credit agreement eased future quarterly financial covenants. The Company believes that it will remain in compliance with the covenants in the amended and restated credit agreement throughout 2004.

Subsequent to year-end, the Company sold $4.15 million of 12% junior subordinated convertible debentures (the "Debentures") due 2010. The Debentures were sold mainly to directors and other related parties of the Company. Interest is payable semiannually on June 15 and December 15, commencing June 15, 2004. The holder of the Debentures is entitled, at his or her option, at any time preceding maturity to convert the principal amount of the Debentures into the Company's common stock at a conversion price of $6.44 per share. The Company may redeem the Debentures at any time prior to December 15, 2008, at 106% of the outstanding principal, provided, however, that as of the business day prior to the giving notice of such redemption, the closing price of the Company's stock has been at least $9.30 per share for at least 20 consecutive trading days immediately preceding the date that the redemption notice is given.

Generally, inflation has not had a material effect on the Company in the past, and no such effect is expected in the near future. Historically, the Company has been able to either increase prices or improve efficiencies to offset the impact of inflation, and management presently believes that the Company will continue to be able to do so.

Risk Management

The Company is exposed to market risk from changes in interest rates and foreign exchange rates. The Company's net exposure to interest rate risk consists of floating-rate instruments based on LIBOR. Assuming November 1, 2003 variable rate debt levels, a one-point increase in interest rates would have increased net interest expense by $0.5 million in fiscal year 2003.

Off-Balance Sheet Arrangements

As part of our ongoing business, we do not participate in transactions that generate relationships with unconsolidated entities or financial partnerships, such as entities often referred to as structured finance or special purpose entities ("SPEs"), which would have been established for facilitating off-balance sheet arrangements or other contractually narrow or limited purposes. As of November 1, 2003, the Company is not involved in any unconsolidated SPE transactions.

Recently Issued Accounting Standards

In July 2002, the Financial Accounting Standards Board ("FASB") issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." SFAS No. 146 requires companies to recognize costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment to an exit or disposal plan. SFAS No. 146 replaces EITF Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)." The Company applied the provisions of SFAS No. 146 for its exit or disposal activities described in Note 2 of the Consolidated Financial Statements.

In November 2002, the FASB issued FASB Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others." FIN 45 elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. It also clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. FIN 45 is to be applied prospectively to guarantees issued or modified after December 31, 2002. The disclosure requirements of FIN 45 are effective for financial statements of interim or annual periods ending after December 15, 2002. The Company offers one-year warranties on its products. The Company estimates the amount of future warranty claims based on historical warranty information as well as recent trends that might suggest that past cost information may differ from future claims.

In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation - Transition and Disclosure," an amendment to SFAS No. 123. SFAS No. 148 provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS No. 148 amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. SFAS No. 148 is effective for fiscal years ended after December 15, 2002. The Company plans to continue to account for stock-based employee compensation under the intrinsic value based method and to provide disclosure of the impact of the fair value based method on reported income.

Consolidated Statements of Operations

FOR THE YEARS ENDED NOVEMBER 1, 2003, NOVEMBER 2, 2002 AND NOVEMBER 3, 2001

IN THOUSANDS, EXCEPT PER-SHARE DATA	2003	2002	2001
Net sales	**$251,802**	$277,537	$314,116
Cost of sales, including restructuring charge	**203,087**	212,402	243,272
Gross margin	**48,715**	65,135	70,844
Selling, general and administrative expenses	**44,576**	46,147	56,172
Interest expense, net of interest income of $70, $127 and $117, respectively	**17,695**	17,081	17,149
Minority interest in consolidated subsidiaries	**86**	59	(133)
Loss on early extinguishment of debt	**1,564**	–	–
Loss on curtailment of pension plan	**1,954**	–	–
Restructuring charge	**4,476**	(162)	12,642
Earnings (loss) before income taxes	**(21,636)**	2,010	(14,986)
Income tax expense (benefit)	**880**	1,318	(4,215)
Net earnings (loss)	**$ (22,516)**	$ 692	$ (10,771)
Basic and diluted earnings (loss) per share	**$ (2.49)**	$ 0.08	$ (1.22)

See accompanying notes to Consolidated Financial Statements.

Consolidated Balance Sheets

AS OF NOVEMBER 1, 2003 AND NOVEMBER 2, 2002

IN THOUSANDS, EXCEPT PER-SHARE DATA	2003	2002
ASSETS		
Current assets:		
Cash and cash equivalents	**$ 1,356**	$ 1,646
Accounts receivable, less allowances of $861 and $707, respectively	**31,877**	32,942
Inventories	**62,525**	57,117
Prepayments and other current assets	**5,344**	9,041
Total current assets	**101,102**	100,746
Property, plant and equipment:		
Land	**2,872**	2,726
Buildings and improvements	**19,175**	19,962
Machinery and equipment	**51,235**	49,569
	73,282	72,257
Less – accumulated depreciation	**36,703**	31,375
Net property, plant and equipment	**36,579**	40,882
Other assets, net of accumulated amortization:		
Goodwill	**117,474**	117,474
Other	**11,385**	14,475
Total other assets	**128,859**	131,949
Total assets	**$266,540**	$273,577
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	**$ 27,612**	$ 20,841
Customer deposits	**5,249**	9,211
Accrued compensation and benefits	**8,048**	7,738
Accrued interest	**4,896**	4,511
Other accrued liabilities	**3,898**	4,127
Current maturities of long-term debt	**3,900**	15,359
Total current liabilities	**53,603**	61,787
Long-term obligations:		
Long-term debt	**161,485**	135,226
Minority interest in consolidated subsidiaries	**822**	736
Other	**12,046**	14,828
Total liabilities	**227,956**	212,577
Stockholders' equity:		
Common stock, $0.02 par value: authorized 20,000,000 shares, issued 9,915,117	**198**	198
Additional paid-in capital	**47,376**	47,376
Treasury stock, at cost (917,053 and 1,012,918 shares, respectively)	**(10,493)**	(11,949)
Accumulated other comprehensive loss	**(7,004)**	(6,775)
Retained earnings	**8,507**	32,150
Total stockholders' equity	**38,584**	61,000
Total liabilities and stockholders' equity	**$266,540**	$273,577

See accompanying notes to Consolidated Financial Statements.

Consolidated Statements of Stockholders' Equity

FOR THE YEARS ENDED NOVEMBER 1, 2003, NOVEMBER 2, 2002 AND NOVEMBER 3, 2001

IN THOUSANDS	COMMON STOCK	ADDITIONAL PAID-IN CAPITAL	TREASURY STOCK	ACCUMULATED OTHER COMPREHENSIVE LOSS	RETAINED EARNINGS	TOTAL STOCKHOLDERS' EQUITY
Balance, October 28, 2000	$198	$47,376	$(14,481)	$ (3,175)	$44,759	$74,677
Net loss	–	–	–	–	(10,771)	(10,771)
Translation adjustments	–	–	–	694	–	694
Change in value of cash flow hedge, net of tax of $334	–	–	–	(545)	–	(545)
Minimum pension liability adjustment, net of tax of $2,104	–	–	–	(3,434)	–	(3,434)
Comprehensive loss						(14,056)
Cash dividends	–	–	–	–	(1,055)	(1,055)
Issuance of stock to Employee Stock Purchase Plan	–	–	802	–	(400)	402
Exercise of employee stock options	–	–	211	–	(138)	73
Balance, November 3, 2001	$198	$47,376	$(13,468)	$(6,460)	$32,395	$60,041
Net earnings	–	–	–	–	692	692
Translation adjustments	–	–	–	1,326	–	1,326
Change in value of cash flow hedge, net of tax of $334	–	–	–	545	–	545
Minimum pension liability adjustment, net of tax of $1,340	–	–	–	(2,186)	–	(2,186)
Comprehensive income						377
Issuance of stock to Employee Stock Purchase Plan	–	–	1,139	–	(769)	370
Exercise of employee stock options	–	–	36	–	(27)	9
Issuance of stock to Deferred Directors Plan	–	–	344	–	(141)	203
Balance, November 2, 2002	$198	$47,376	$(11,949)	$(6,775)	$32,150	$61,000
Net loss	–	–	–	–	(22,516)	(22,516)
Translation adjustments	–	–	–	1,462	–	1,462
Minimum pension liability adjustment	–	–	–	(1,691)	–	(1,691)
Comprehensive loss						(22,745)
Issuance of stock to Employee Stock Purchase Plan	–	–	1,438	–	(1,118)	320
Issuance of stock to Deferred Directors Plan	–	–	18	–	(9)	9
Balance, November 1, 2003	$198	$47,376	$(10,493)	$(7,004)	$ 8,507	$38,584

See accompanying notes to Consolidated Financial Statements.

Consolidated Statements of Cash Flows

FOR THE YEARS ENDED NOVEMBER 1, 2003, NOVEMBER 2, 2002 AND NOVEMBER 3, 2001

IN THOUSANDS	2003	2002	2001
Cash flows from operating activities:			
Net earnings (loss)	**$(22,516)**	$ 692	$(10,771)
Adjustments to reconcile net earnings (loss)			
to cash provided by (used in) operating activities:			
Depreciation and amortization	**9,311**	8,766	11,594
Deferred income tax provision	**521**	5,896	(4,032)
Minority interest in consolidated subsidiaries	**86**	59	(133)
Loss on early extinguishment of debt	**1,564**	–	–
Loss on curtailment of pension plan	**1,954**	–	–
Restructuring charges, non-cash	**6,261**	(801)	13,967
Changes in assets and liabilities:			
Accounts receivable	**1,238**	1,605	4,902
Inventories	**(7,087)**	(7,248)	(4,924)
Prepayments and other current assets	**3,147**	(5,339)	(725)
Other assets	**(2,764)**	(1,841)	(3,308)
Accounts payable	**6,559**	605	4,265
Customer deposits	**(3,962)**	(1,742)	664
Accrued liabilities	**(295)**	(2,044)	(246)
Other liabilities	**(4,476)**	1,204	(377)
Cash provided by (used in) operating activities	**(10,459)**	(188)	10,876
Cash flows from investing activities:			
Additions to property, plant and equipment	**(2,247)**	(4,380)	(5,805)
Proceeds from sale of property, plant and equipment	**–**	2,286	–
Cash used in investing activities	**(2,247)**	(2,094)	(5,805)
Cash flows from financing activities:			
Repayment of long-term debt	**(55,170)**	(9,474)	(6,750)
Proceeds from long-term debt	**69,375**	11,353	–
Deferred debt issuance costs	**(2,109)**	–	–
Common stock issuances	**320**	379	475
Cash dividends	**–**	–	(1,055)
Cash provided by (used in) financing activities	**12,416**	2,258	(7,330)
Decrease in cash and cash equivalents	**(290)**	(24)	(2,259)
Cash and cash equivalents – beginning of period	**1,646**	1,670	3,929
Cash and cash equivalents – end of period	**$ 1,356**	$ 1,646	$ 1,670
Supplemental cash flow information:			
Cash paid for interest	**$ 16,304**	$16,651	$ 16,152
Cash paid for (refund of) taxes, net	**$ (4,565)**	$(2,878)	$ 1,126

See accompanying notes to Consolidated Financial Statements.

Notes to Consolidated Financial Statements

Note 1 – Summary of Significant Accounting Policies

Principles of Consolidation

The accompanying Consolidated Financial Statements include the accounts of Falcon Products, Inc. and its subsidiaries (the Company). All significant intercompany balances and transactions are eliminated in consolidation.

Fiscal Year

The Company's fiscal year ends on the Saturday closest to October 31. Fiscal years 2003 and 2002 ended November 1, 2003 and November 2, 2002, respectively, and included 52 weeks. Fiscal year 2001 ended November 3, 2001 and included 53 weeks. References to years relate to fiscal years rather than calendar years.

Nature of Business

The Company designs, manufactures and markets an extensive line of furniture and related products for the hospitality, contract office, food service, healthcare and education markets, including table bases, table tops, metal and wood chairs, booths and interior décor systems. The Company manufactures most of its products to customer order from basic raw materials. The Company markets its products to a wide variety of customers, including wholesale distributors, buying groups, architecture and design firms, office furniture dealers and end-users, through a combination of its own direct factory sales force and independent manufacturer's representatives.

The Company operates a factory in Mexico through a wholly owned subsidiary, which produces most of its table base casting requirements. The Company has a manufacturing facility in the Czech Republic, Falcon Mimon a.s., which manufactures wood chair frames. Substantially all of the sales of these subsidiaries are to the parent company and are eliminated in consolidation. The Company operates Howe a/s, located in Middelfart, Denmark, which markets, assembles and distributes tables and chairs to the European contract office market. In addition, the Falcon Products (Shenzen) Limited facility located in The People's Republic of China manufactures and markets products primarily for the food service market within the Asia-Pacific region. Sales from foreign operations and export sales from domestic facilities were $17.8 million, $17.4 million and $22.4 million in 2003, 2002 and 2001, respectively. At November 1, 2003 and November 2, 2002, long-lived assets of the foreign operations were $12.0 million and $14.5 million, respectively.

Management Plan

The Company experienced a net loss in 2003 due to the restructuring charges recorded by the Company as more fully described in Note 2, the decline in sales and the unfavorable product mix and pricing pressures. As a result of the loss, the Company was not in compliance with certain financial covenants under its then-existing senior secured credit agreement as of November 1, 2003. Subsequent to November 1, 2003, the Company restructured its senior secured credit agreement. The amended and restated senior credit agreement increased the term B loan to $50 million from $35 million, adjusted the interest rate down to 15% and eased future quarterly financial covenants. The Company anticipates improvement in results of operations due to significant cost savings as a result of the plant closings, the consolidation of operations into lower cost facilities, the pension plan curtailment, and its current plan to implement a strategic sourcing initiative to lower product costs through its wood frame supply chain in Europe. Based upon management's plans and projected cost savings, the Company expects to remain in compliance with the debt covenants. The improved operating results are dependent upon management's ability to accomplish certain expected reductions in operating expenses. Should the Company's decline in sales and pricing pressure persist in 2004, management has identified additional contingency plans relating to reductions of additional controllable costs, including additional headcount reductions, which would be implemented to remain in compliance with its revised quarterly covenants.

Revenue Recognition

The Company manufactures products for specific customer orders. Revenues are recognized and billings are rendered as the product is shipped and title passes to the customer.

Shipping and Handling Fees

In accordance with Emerging Issues Task Force (EITF) Issue No. 00-10, "Accounting for Shipping and Handling Fees and Costs," all amounts billed to customers in sale transactions related to shipping and handling represent revenues earned for the goods provided and are classified as such. All amounts incurred for shipping and handling are included in cost of sales.

Cash and Cash Equivalents

The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents. Substantially all of the Company's cash equivalents are denominated in U.S. dollars and therefore the effect of exchange rate changes on cash balances was not significant during any of the years presented.

Accounts Receivable

The Company classifies amounts owed to the Company and due within 12 months, arising from the sale of goods in the normal course of business to an unrelated party, as accounts receivable.

Inventories

Inventories include material, labor and factory overhead and are stated at the lower of cost or market. The cost of approximately 65% and 50% of the inventories at November 1, 2003 and November 2, 2002, respectively, has been determined using the Last-In, First-Out (LIFO) method. The remaining inventories are valued using the First-In, First-Out (FIFO) method. At November 1, 2003 and November 2, 2002, the inventory valued using LIFO approximates FIFO.

Inventories at November 1, 2003 and November 2, 2002 consist of the following:

IN THOUSANDS	2003	2002
Raw materials	**$40,896**	$37,759
Work in process	**15,728**	12,441
Finished goods	**5,901**	6,917
	$62,525	$57,117

Reclassifications have been made to 2002 balances for certain components of inventory in order to conform to the current year presentation.

Property, Plant and Equipment

Investments in property, plant and equipment are recorded at cost. Improvements are capitalized, while repair and maintenance costs are charged to operations. When assets are retired or disposed of, the cost and accumulated depreciation are removed from the accounts; gains or losses are included in operations. Depreciation, including the amortization of assets recorded under capital leases, is computed by use of the straight-line method over estimated service lives. Principal service lives are: buildings and improvements - five to 40 years; machinery and equipment - three to 13 years. Depreciation expense was $5.4 million, $5.3 million and $5.3 million in 2003, 2002 and 2001, respectively.

Long-Lived Assets

Long-lived assets include primarily property and goodwill. Long-lived assets being retained for use are periodically reviewed for impairment by comparing the carrying value of the assets with their estimated future undiscounted cash flows. If it is determined that an impairment loss has occurred, the loss is recognized during the period in which the loss was incurred.

An impairment loss is calculated as the difference between the carrying value of the assets and the present value of estimated future net cash flows or comparable market values, giving consideration to recent operating performance.

Long-lived assets that are to be disposed of are reported at the lower of carrying value or fair value less costs to sell. Reductions in carrying value are recognized in the period in which management commits to a plan to dispose of the assets.

Goodwill and Other Assets

Goodwill and other assets consist of the following at November 1, 2003 and November 2, 2002:

IN THOUSANDS	2003	2002
Goodwill, net of accumulated amortization of $10,834	**$117,474**	$117,474
Deferred financing fees, net of accumulated amortization of $2,003 and $3,041	**4,286**	4,818
Deferred catalog costs, net of accumulated amortization of $2,060 and $1,940	**2,219**	2,413
Other, net of accumulated amortization of $5,016 and $4,316	**4,226**	6,207
Deferred tax assets	**654**	1,037
Total Other Assets	**$128,859**	$131,949

Goodwill represents the excess of cost over fair value of net assets acquired at the date of acquisition. Deferred debt issue costs are amortized on a straight-line basis over the original life of the respective debt issue, approximately six to 10 years. The cost of the design, production and distribution of sales catalogs and reprints thereof is being amortized on a straight-line basis over three to five years.

Interest Rate Risk Management

In accordance with Statement of Financial Accounting Standards (SFAS) No. 133, as amended, "Accounting for Derivatives and Hedging Activity," all derivative instruments are recorded at fair value on the balance sheet and all changes in fair value are recorded to earnings or to stockholders' equity through other comprehensive income.

Foreign Currency Translation

The financial statements of the Company's non-U.S. subsidiaries are translated into U.S. dollars in accordance with SFAS No. 52, "Foreign Currency Translation." The functional currency for Falcon Mimon a.s., Falcon Products (Shenzen) Limited, and Howe a/s has been determined to be the subsidiaries' local currency. As a result, the gain or loss resulting from the translation of its financial statements to U.S. dollars is included in accumulated other comprehensive loss.

For the Company's Mexican subsidiary, the functional currency has been determined to be the U.S. dollar. The gain or loss resulting from the translation of these financial statements is included in selling, general and administrative expenses. The net foreign currency translation and transaction gains (losses) included in earnings for 2003, 2002 and 2001, were $16, $(269) and $25 thousand, respectively.

Earnings Per Share

Earnings per share amounts have been calculated in accordance with SFAS No. 128, "Earnings Per Share," using the weighted average number of shares outstanding during each period, adjusted for the impact of common stock equivalents using the treasury stock method when the effect is dilutive.

Share Information

	COMMON STOCK	TREASURY STOCK
Balance, October 28, 2000	9,915,117	(1,193,343)
Issuance of stock to		
Employee Stock Purchase Plan	–	60,292
Exercise of employee stock options	–	15,900
Balance, November 3, 2001	9,915,117	(1,117,151)
Issuance of stock to		
Employee Stock Purchase Plan	–	79,258
Exercise of employee stock options	–	2,339
Issuance of stock to Deferred Directors Plan	–	22,636
Balance, November 2, 2002	9,915,117	(1,012,918)
Issuance of stock to		
Employee Stock Purchase Plan	–	94,711
Issuance of stock to Deferred Directors Plan	–	1,154
Balance, November 1, 2003	9,915,117	(917,053)

Stock Options

The Company has stock-based employee compensation plans and accounts for the option plans using APB Opinion No. 25, "Accounting for Stock Issued to Employees." Accordingly, no compensation expense has been recognized relating to the stock options as all options granted under those plans had an exercise price equal to the market price of the underlying common stock at the date of grant.

Pro forma net earnings and net earnings per share in the following table were prepared as if the Company had accounted for its stock option plans under the fair market value method of SFAS No. 123, "Accounting for Stock-Based Compensation."

IN THOUSANDS EXCEPT PER-SHARE AMOUNTS	2003	2002	2001
Net earnings (loss)			
- pro forma	**$(23,557)**	$ 57	$(11,411)
Net earnings (loss) per share			
- pro forma	**$ (2.60)**	$0.01	$ (1.29)
Weighted-average fair value			
of options granted	**$ 1.71**	$2.43	$ 2.92

Segments

In accordance with SFAS No. 131, "Disclosure about Segments of an Enterprise and Related Information," a single segment has been identified based upon management responsibility. The Company operates in one reportable segment, the manufacture and sale of commercial furniture. The Company sells a wide variety of commercial furniture products and does not record revenues by specific product type within its general-purpose financial statements. Due to the wide variety of products sold and other practical limitations, it is impracticable for the Company to report revenues from external customers for each product or group of similar products.

Use of Estimates

The preparation of Consolidated Financial Statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the Consolidated Financial Statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those reported.

Comprehensive Income (Loss) and Accumulated Other Comprehensive Loss

Comprehensive income (loss) represents the change in stockholders' equity during the period from transactions and other events and circumstances from non-owner sources. It includes all changes in equity except those resulting from investments by owners and distributions to owners.

Accumulated other comprehensive loss consists of the following at November 1, 2003, and November 2, 2002:

IN THOUSANDS	2003	2002
Cumulative translation adjustments	**$ 307**	$ (1,155)
Minimum pension liability adjustment,		
net of tax	**(7,311)**	(5,620)
	$(7,004)	$(6,775)

Recently Issued Accounting Standards

In June 2001, the Financial Accounting Standards Board (FASB) issued SFAS No. 142, "Goodwill and Other Intangible Assets." Under SFAS No. 142, goodwill and intangible assets with indefinite lives are no longer amortized but are reviewed for impairment annually, or more frequently if impairment indicators arise. Separable intangible assets that are not deemed to have an indefinite life will continue to be amortized over their useful lives. The Company adopted SFAS No. 142 on November 4, 2001. Upon adoption, the Company did not have an impairment charge and eliminated the amortization of goodwill. The following table presents the impact of SFAS No. 142 on net earnings (loss) and net earnings (loss) per share had the accounting standard been in effect for 2001:

IN THOUSANDS EXCEPT PER SHARE AMOUNTS	2003	2002	2001
Net earnings (loss) – as reported	**$(22,516)**	$ 692	$(10,771)
Adjustments –			
Amortization of goodwill	**–**	–	3,508
Income tax effect	**–**	–	(93)
Net earnings (loss) – adjusted	**$(22,516)**	$ 692	$ (7,356)
Basic earnings (loss) per share – as reported	**$ (2.49)**	$0.08	$ (1.22)
Basic earnings (loss) per share – adjusted	**$ (2.49)**	$0.08	$ (0.83)
Diluted earnings (loss) per share – as reported	**$ (2.49)**	$0.08	$ (1.22)
Diluted earnings (loss) per share – adjusted	**$ (2.49)**	$0.08	$ (0.83)

In July 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." SFAS No. 146 requires companies to recognize costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment to an exit or disposal plan. SFAS No. 146 replaces EITF Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)." The Company applied the provisions of SFAS No. 146 for its exit or disposal activities described in Note 2.

In November 2002, the FASB issued FASB Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others." FIN 45 elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. It also clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. FIN 45 is to be applied prospectively to guarantees issued or modified after December 31, 2002. The disclosure requirements of FIN 45 are effective for financial statements of interim or annual periods ending after December 15, 2002. The Company offers one-year warranties on its products. The Company estimates the amount of future warranty claims based on historical warranty information as well as recent trends that might suggest that past cost information may differ from future claims.

In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation – Transition and Disclosure," an amendment to SFAS No. 123. SFAS No. 148 provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS No. 148 amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. SFAS No. 148 is effective for fiscal years ended after December 15, 2002. The Company plans to continue to account for stock-based employee compensation under the intrinsic value based method and to provide disclosure of the impact of the fair value based method on reported income.

Note 2 – Restructuring Charges

During the fourth quarter of 2003, the Company recorded a $2.5 million pre-tax restructuring charge related to the Company's decision to consolidate its manufacturing operations. The Company ceased operations at its Canton, Mississippi facility and transferred production into the Company's other plants. The Company has also chosen to outsource a portion of the production from the Canton, Mississippi facility. The restructuring charge includes the write-down of land, buildings, machinery and equipment to estimated realizable values. The Company expects to expense future cash costs of approximately $1.5 million to $1.8 million associated with closing the Canton, Mississippi facility. The costs will include termination benefits, real estate holding costs and other close-down costs. As of November 1, 2003, 230 people were employed at the Canton, Mississippi facility, of which substantially all have been terminated.

During the third quarter of 2003, the Company recorded a pre-tax restructuring charge of $4.3 million to write down the assets of the Company's Zacatecas, Mexico manufacturing facility to its anticipated net realizable value in connection with the Company's decision to dispose of the facility. The total charge of $4.3 million included a write-down of inventory of $2.3 million, which is included in the Consolidated Statements of Operations as a component of cost of sales, including restructuring charge. The Company will close the facility in February 2004 and will expense future cash costs of approximately $0.5 million.

During the first quarter of 2002, the Company recorded a pre-tax restructuring charge of $0.6 million, $0.4 million after-tax or $0.04 per diluted share. The charge is a result of the closure of its Statesville, North Carolina facility, and transfer production into the Company's other plants. The initiative was announced during the third quarter of 2001 and was completed in February 2002. During the fourth quarter of 2002, the Company recorded a pre-tax gain of $0.8 million, $0.5 million after-tax or $0.05 per diluted share. This gain is primarily the result of the sale of the Statesville, North Carolina facility for a greater amount than was anticipated at the time the restructuring charge was originally recorded.

During 2001, the Company recorded a pre-tax restructuring charge of $18.6 million, $12.1 million after-tax or $1.37 per diluted share. The charge resulted from the Company's decision to consolidate its manufacturing operations and eliminate several duplicative and non-performing product lines. The Company closed its Statesville, North Carolina facility, significantly downsized its Zacatecas, Mexico facility and transferred production into the Company's other plants. This charge included costs associated with the write-down of land, buildings, machinery and equipment, asset disposition costs, employee severance for approximately 460 employees and other related costs associated with exiting the closed facilities. Cost of sales included a $6.0 million charge to write down the carrying value of inventory.

A summary of activity related to the restructuring charges is as follows:

IN THOUSANDS	2003	2002
Liability – beginning of period	**$ 250**	$ 2,836
Charges to operations:		
Asset write-downs (gains)	**3,976**	(528)
Inventory disposal and product elimination costs	**2,285**	–
Employee severance costs	**–**	(288)
Real estate exit and other costs	**500**	654
	6,761	(162)
Asset write-down or cash payments:		
Asset (write-downs) gains	**$(3,976)**	$ 528
Inventory disposal and product elimination costs	**(2,285)**	–
Employee severance costs	**–**	(1,261)
Real estate exit and other costs	**(250)**	(1,691)
	(6,511)	(2,424)
Liability – end of period	**$ 500**	$ 250

Note 3 – Rental Expense and Lease Commitments

The Company leases certain manufacturing facilities, office and showroom space, and certain office and transportation equipment under non-cancelable lease agreements having an initial term of more than one year and expiring at various dates through the year 2015.

The future minimum rental commitments due under lease agreements are as follows at November 1, 2003:

IN THOUSANDS	CAPITAL LEASES	OPERATING LEASES
2004	$ 61	$ 3,698
2005	–	3,291
2006	–	2,415
2007	–	2,027
2008	–	2,019
Later years	–	8,479
Total minimum lease payments	61	$21,929
Less-amount representing interest	(2)	
Present value of minimum lease payments	$ 59	

Total operating lease and rental expense was approximately $2.8 million, $2.6 million and $3.2 million in 2003, 2002 and 2001, respectively.

Note 4 – Long-Term Debt

Long-term debt consists of the following at November 1, 2003, and November 2, 2002:

IN THOUSANDS	2003	2002
11.375% Senior subordinated notes, due June 15, 2009	**$ 100,000**	$100,000
Term loan A, interest at LIBOR + 3.25% or Base Rate + 1.25%, due in quarterly installments through June 2007 *	**5,785**	–
Non-amortizing term loan B, maturing June 2007, interest at 16.75% *	**35,657**	–
Revolving credit facility, maturing June 2007, interest at LIBOR + 3.00% or Base Rate + 1.00% *	**19,158**	–
Term loan, expiring April 30, 2004, interest at LIBOR + 4.75% - terminated June 3, 2003	**–**	34,995
Revolving line of credit, interest at LIBOR + 4.75% or Base Rate + 3.25% - terminated June 3, 2003	**–**	10,900
Notes payable to a foreign bank, secured by certain assets of Falcon Mimon, due in varying monthly installments, interest ranging from LIBOR + 1.4% to LIBOR + 2.2%	**3,093**	3,182
Notes payable to a foreign bank, secured by certain assets of Howe Europe, due in varying quarterly installments, interest at 4.5% to 5.1%	**1,633**	1,392
Obligations under capital leases	**59**	116
	165,385	150,585
Less-current maturities	**3,900**	15,359
	$ 161,485	$135,226

* Amended and restated, subsequent to year-end, on January 15, 2004.

The Company's long-term debt matures (in thousands) as follows: $3,900 in 2004, $1,000 in 2005, $1,251 in 2006, $58,031 in 2007, $108 in 2008 and $101,095 thereafter. The Company's scheduled maturities remained substantially unchanged as a result of the amended and restated credit agreement discussed below.

The Company has outstanding $100 million of 11.375% Senior Subordinated Notes (the "Senior Subordinated Notes") due June 15, 2009, with interest payable semiannually commencing December 15, 1999.

On June 3, 2003, the Company entered into a credit agreement with a group of financial institutions, which provided for a $75 million total credit facility, consisting of (i) a $33.8 million revolving credit facility, (ii) a $6.2 million amortizing term loan A and (iii) a $35 million non-amortizing term loan B. The term loan A requires quarterly principal payments of $0.2 million, commencing on July 1, 2003. The revolving credit facility bears interest at the Company's option at (i) the London Interbank Offered Rate ("LIBOR") plus 3.00% or (ii) the Base Rate (as defined) plus 1.00%. The term loan A bears interest at the Company's option at (i) LIBOR plus 3.25% or (ii) the Base Rate plus 1.25%. The term loan B bears interest at 16.75%, of which 12.25% is payable on a current basis as provided in the agreement and the balance of the interest equal to 4.5% is accrued and added to the outstanding principal balance each month. The borrowers under the credit facility, on a joint and several basis, are the Company, Shelby Williams Industries, Inc. and Sellers & Josephson, Inc. and the credit facility is jointly and severally guaranteed by the following domestic subsidiaries of the Company: Howe Furniture Corporation, Johnson Industries, Inc., Falcon Holdings, Inc., The Falcon Companies International, Inc., Madison Furniture Industries, Inc. and Epic Furniture Group, Inc. The credit facility is secured by substantially all of the assets of the Company and its domestic subsidiaries, including a pledge of all of the stock of the Company's domestic subsidiaries and a pledge of 65% of the stock of the following foreign subsidiaries of the Company: Howe a/s, Falcon Mimon a/s, Falcon de Juarez S.A. de C.V. and Falcon China Limited.

Under the terms of the credit facility and the indentures pursuant to which the Senior Subordinated Notes have been issued, the Company must comply with certain financial and non-financial covenants including limitations relating to the payment of dividends and the maintenance of specific ratios. As of November 1, 2003, the Company was not in compliance with certain financial covenants under its senior secured credit agreement.

On January 15, 2004, subsequent to the Company's year-end, the Company amended and restated the credit agreement. The amended and restated agreement provides for an $89.3 million total credit facility, consisting of (i) a $33.8 million revolving credit facility, (ii) a $5.6 million amortizing term loan A and (iii) a $50 million non-amortizing term loan B. The term loan A requires quarterly principal payments of $0.2 million commencing on April 1, 2004. The revolving credit facility bears interest at the Company's option at (i) the London Interbank Offered Rate ("LIBOR") plus 3.00% or (ii) the Base Rate (as defined) plus 1.00%. The term loan A bears interest at the Company's option at (i) LIBOR plus 3.25% or (ii) the Base

Rate plus 1.25%. The term loan B bears interest at 15.0%, of which 6.0% is payable on a current basis as provided in the agreement and the balance of the interest equal to 9.0% is accrued and added to the outstanding principal balance each month. The amended and restated credit agreement eased future quarterly financial covenants.

On December 15, 2003, subsequent to the Company's year-end, the Company sold $4.15 million of 12% junior subordinated convertible debentures (the "Debentures") due 2010. Debentures were sold mainly to directors and other related parties of the Company. Interest is payable semiannually on June 15 and December 15, commencing June 15, 2004. The holder of the Debentures is entitled, at his or her option, at any time preceding maturity to convert the principal amount of the Debentures into the Company's common stock at a conversion price of $6.44 per share. The Company may redeem the Debentures at any time prior to December 15, 2008 at 106% of the outstanding principal, provided, however, that as of the business day prior to the giving notice of such redemption, the closing price of the Company's stock has been at least $9.30 per share for at least 20 consecutive trading days immediately preceding the date that the redemption notice is given.

Based on borrowing rates currently available for debt instruments with similar terms and maturities, the fair market value of the Company's long-term debt as of November 1, 2003, and November 2, 2002, was approximately $152 million and $127 million, respectively.

At November 1, 2003, the Company had letters of credit outstanding of $4.6 million. The amended and restated credit agreement limits the outstanding letters of credit to $7.5 million.

In connection with the refinancing of the Company's then existing senior credit agreement on June 3, 2003, the Company recorded a loss on early extinguishment of debt to write off deferred debt issuance costs of $1.6 million.

Note 5 – Income Taxes

The Company accounts for income taxes in accordance with SFAS No. 109, "Accounting for Income Taxes," which requires income taxes to be accounted for using the liability method. The liability method accounts for deferred income taxes by applying statutory tax rates in effect at the date of the balance sheet to differences between the book and tax basis of assets and liabilities. Adjustments to deferred income taxes resulting from statutory rate changes flow through the tax provision in the year of the change.

The components of income tax expense (benefit) are as follows:

IN THOUSANDS	2003	2002	2001
Current:			
Federal	**$ (897)**	$(5,855)	$ (1,023)
State	**236**	863	617
Foreign	**1,020**	414	223
Deferred	**521**	5,896	(4,032)
	$ 880	$ 1,318	$(4,215)

The following is a reconciliation between statutory federal income tax expense (benefit) and actual income tax expense (benefit):

IN THOUSANDS	2003	2002	2001
Federal income tax expense (benefit)	**$(7,356)**	$ 683	$(5,095)
Increase (decrease) resulting from:			
State income taxes	**305**	436	40
Non-deductible goodwill amortization	**–**	–	1,109
Change in valuation allowance	**8,187**	–	–
Other, net	**(256)**	199	(269)
	$ 880	$1,318	$(4,215)

The significant components of deferred income tax assets and liabilities are as follows:

IN THOUSANDS	2003	2002
Deferred tax assets:		
Reserves and accruals	**$ 5,926**	$ 3,393
Net operating loss carryforward	**9,729**	2,288
Pension liability	**3,444**	3,543
	19,099	9,224
Deferred tax liabilities:		
Depreciation and other property basis differences	**(3,930)**	(2,771)
Inventories	**(4,364)**	(3,412)
Valuation allowance	**(8,187)**	–
Other	**(2,618)**	(2,520)
	(19,099)	(8,703)
Net deferred income tax asset	**$ –**	$ 521

Net current deferred income tax liabilities of $0.7 million and net non-current deferred income tax assets of $0.7 million are included in other accrued liabilities and other assets, respectively, in the accompanying Consolidated Balance Sheets at November 1, 2003. The Company's net operating loss carryforwards expire between 2004 and 2023.

During 2003, the Company recorded a valuation allowance of $8.2 million against otherwise recognizable net deferred tax assets due to the uncertainty surrounding the realization of the favorable tax attributes in future tax returns.

Note 6 - Stock Option and Stock Purchase Plans
The Company has an employee incentive stock option plan, which allows the Company to grant key employees incentive and nonqualified stock options to purchase shares of the Company's common stock at not less than the market price on the date of grant. Options not exercised accumulate and are exercisable, in whole or in part, in any subsequent period but not later than 10 years from the date of grant.

The Company also has a Non-Employee Director Stock Option Plan, approved by the stockholders, under which the Company annually grants an option to purchase 4,500 shares of common stock to each director who is neither an officer of the Company nor compensated under any employment or consulting arrangements ("Non-Employee Director"). Under the plan, the option exercise price is the fair market value of the Company's common stock on the date of the grant and the options are exercisable, on a cumulative basis, at 20% per year commencing on the date of the grant.

Stock option transactions under the plans for 2003, 2002 and 2001 are as follows:

	2003		2002		2001	
	AVERAGE PRICE	NUMBER OF SHARES	AVERAGE PRICE	NUMBER OF SHARES	AVERAGE PRICE	NUMBER OF SHARES
Options outstanding at beginning of year	$8.47	1,981,389	$ 9.24	1,694,053	$ 11.08	1,188,553
Options granted	4.15	442,500	5.90	454,000	7.28	851,000
Options canceled	8.28	289,449	9.34	164,325	11.03	329,600
Options exercised	-	-	4.09	2,339	4.88	15,900
Options outstanding at end of year	$7.60	2,134,440	$ 8.47	1,981,389	$ 9.24	1,694,053
Exercisable at end of year		1,013,740		875,589		697,233

Stock options outstanding at November 1, 2003 are as follows:

	OPTIONS OUTSTANDING			OPTIONS EXERCISABLE	
	NUMBER OF OPTIONS	REMAINING CONTRACTUAL LIFE	WEIGHTED AVERAGE EXERCISE PRICE	NUMBER OF OPTIONS	WEIGHTED AVERAGE EXERCISE PRICE
$4.15 - $ 5.90	766,500	8.59	$ 4.98	80,000	$ 5.80
$6.88 - $ 7.38	759,000	7.12	7.29	353,600	7.30
$7.44 - $15.00	608,940	3.17	11.28	580,140	11.29
	2,134,440	6.52	$ 7.60	1,013,740	$ 9.46

For the pro forma disclosures in Note 1, the fair value of each option grant is estimated at the date of the grant using an option-pricing model with the following assumptions:

IN THOUSANDS	2003	2002	2001
Expected dividend yield	**0%**	0%	1%
Expected stock price volatility	**42%**	44%	43%
Risk-free interest rate	**2.0%**	2.0%	5.0%
Expected life of option	**6.1 years**	6.1 years	5.9 years

The Company has an employee stock purchase plan. Under the plan, employees may contribute up to 10% of their gross income to purchase stock of the Company at 85% of the lesser of the fair market value on the grant date or the exercise date.

Note 7 – Derivative Instruments

The Company has used interest rate swap agreements to manage the relative mix of the Company's debt between fixed and variable rate instruments. During 2002, the Company's cash flow designated interest rate swap agreement expired and the Company's fair value designated interest rate swap agreement was terminated. During 2003, the Company did not enter into any interest rate swap agreements.

Note 8 – Earnings Per Share

In accordance with SFAS No. 128, "Earnings Per Share," the following table reconciles net earnings and weighted average shares outstanding to the amounts used to calculate basic and diluted earnings per share for each of the years ended 2003, 2002 and 2001.

IN THOUSANDS EXCEPT PER-SHARE AMOUNTS	2003	2002	2001
Net earnings (loss)	**$(22,516)**	$ 692	$(10,771)
Average shares outstanding	**9,059**	8,943	8,833
Assumed exercise of options (treasury method)	**–**	–	–
Average shares outstanding adjusted for dilutive effects	**9,059**	8,943	8,833
Basic earnings (loss) per share	**$ (2.49)**	$ 0.08	$ (1.22)
Diluted earnings (loss) per share	**$ (2.49)**	$ 0.08	$ (1.22)

Basic earnings per share were computed by dividing net earnings (loss) by the weighted average shares outstanding during the year. Diluted earnings (loss) per share was determined assuming the options issued and outstanding were exercised. Options to purchase 2,134,440 shares at a weighted average exercise price of $7.60 per share, 1,981,389 shares at a weighted average exercise price of $8.47 per share and 1,694,053 shares at a weighted average exercise price of $9.24 were outstanding during 2003, 2002 and 2001, respectively, but were not included in the computation of diluted earnings per share because the shares would be antidilutive.

Note 9 – Pension Plans

The Company has three noncontributory, defined benefit pension plans covering certain hourly and substantially all salaried domestic personnel. The Company's policy is to fund pension benefits to the extent contributions are deductible for tax purposes and in compliance with federal laws and regulations. For the Company's plans, normal retirement age is 65, but provision is made for earlier retirement. Benefits are generally based on 1.5% of average annual compensation for each year of service. Full vesting occurs upon completion of five years of service. Assets of the Company's pension plans primarily consist of investments in publicly traded securities and in group annuity contracts with insurance companies.

During the third quarter of 2003, the Company notified its employees, who are participants in the Falcon Products, Inc. Retirement Plan (the "Plan"), that no pension benefits will be earned for service on or after August 1, 2003. As a result of this action, the Company recorded a $1.8 million pension curtailment loss to record previously unrecognized prior service costs in accordance with SFAS No. 88, "Employers' Accounting for Settlements and Curtailments of Defined Benefit Plans and for Termination Benefits." During the fourth quarter of 2003, the Company recorded a $0.1 million pension curtailment loss associated with the closing of the Canton, Mississippi facility.

IN THOUSANDS	2003	2002
Change in benefit obligation		
Benefit obligation at beginning of year	**$ 41,543**	$40,436
Service cost	**1,682**	2,468
Interest cost	**2,777**	2,745
Actuarial (gain)/loss	**2,376**	(2,737)
Benefits paid	**(5,480)**	(3,133)
Effect of curtailment / benefit change	**(1,186)**	1,764
Benefit obligation at end of year	**$ 41,712**	$ 41,543
Change in plan assets		
Fair value of plan assets at beginning of year	**$ 23,511**	$ 28,016
Actual return on plan assets	**4,123**	(1,903)
Employer contributions	**6,475**	531
Benefits paid	**(5,480)**	(3,133)
Fair value of plan assets at end of year	**$ 28,629**	$ 23,511
Reconciliation of funded status		
Underfunded status	**$(13,083)**	$(18,032)
Unrecognized net actuarial loss	**10,475**	10,239
Unrecognized prior service cost	**291**	2,273
Net amounts recognized	**$ (2,317)**	$ (5,520)
Amounts recognized		
Accrued benefit liability	**$(13,073)**	$(16,761)
Intangible asset	**$ 291**	$ 2,273
Accumulated other comprehensive loss	**$ 10,756**	$ 9,064
Components of net periodic benefit cost		
Service cost	**$ 1,682**	$ 2,468
Interest cost	**2,777**	2,745
Expected return on plan assets	**(2,246)**	(2,486)
Amortization of prior service cost	**236**	93
Recognized net actuarial loss	**760**	415
Net periodic benefit cost	**$ 3,209**	$ 3,235

The following actuarial assumptions were used in determining the Company's net periodic benefit cost and projected benefit obligation:

	2003	2002
Discount rate	**6.50%**	7.00%
Rate of salary increase	**N/A**	2.50%
Expected long-term rate of return on plan assets	**9.00%**	9.00%

Note 10 – Transactions with Related Parties

One of the Company's former directors or his affiliates provide various professional services to the Company. During 2002 and 2001, the Company's transactions with that director or his affiliates totaled in thousands approximately $224 and $190, respectively.

Note 11 – Contingencies

The Company is subject to various lawsuits and claims with respect to such matters as patents, product liabilities, government regulations and other actions arising in the normal course of business. In the opinion of management, the ultimate liabilities resulting from such lawsuits and claims will not have a material adverse effect on the Company's financial condition and results of operations.

Note 12 – Quarterly Financial Information (Unaudited)

IN THOUSANDS, EXCEPT PER-SHARE DATA

2003	First	Second	Third	Fourth
Net sales	**$65,134**	**$ 58,710**	**$62,306**	**$65,652**
Gross margin	**14,788**	**13,876**	**12,987**	**7,064**
Restructuring charge	**–**	**–**	**1,980**	**2,496**
Net earnings (loss)	**(296)**	**(628)**	**(5,584)**	**(16,008)**
Diluted earnings (loss) per share	**$ (0.03)**	**$ (0.07)**	**$ (0.62)**	**$ (1.77)**

2002	First	Second	Third	Fourth
Net sales	$ 64,342	$ 66,594	$ 70,811	$ 75,790
Gross margin	14,909	16,110	16,551	17,565
Special and nonrecurring items	639	–	–	(801)
Net earnings (loss)	(879)	68	334	1,169
Diluted earnings (loss) per share	$ (0.10)	$ 0.01	$ 0.04	$ 0.13

Report of Independent Auditors

The Board of Directors Falcon Products, Inc.:
We have audited the accompanying consolidated balance sheets of Falcon Products, Inc. as of November 1, 2003 and November 2, 2002 and the related consolidated statements of operations, stockholders' equity, and cash flows for the fiscal years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. The financial statements of Falcon Products, Inc. for the fiscal year ended November 3, 2001 were audited by other auditors who have ceased operations and whose report dated December 14, 2001 expressed an unqualified opinion on those statements.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Falcon Products, Inc. at November 1, 2003 and November 2, 2002 and the consolidated results of its operations and its cash flows for the fiscal years then ended in conformity with accounting principles generally accepted in the United States.

As discussed in Note 1 to the consolidated financial statements, the Company adopted Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets, in 2002.

ERNST & YOUNG LLP

St. Louis, Missouri

January 23, 2004

The following report is a copy of a report previously issued by Arthur Andersen LLP, which has ceased operations, and has not been reissued by Arthur Andersen LLP.

To Falcon Products, Inc.:
We have audited the accompanying consolidated balance sheets of FALCON PRODUCTS, INC. (a Delaware corporation) and subsidiaries as of November 3, 2001 and October 28, 2000, and the related consolidated statements of earnings, stockholders' equity and cash flows for each of the three fiscal years in the period ended November 3, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Falcon Products, Inc. and subsidiaries as of November 3, 2001 and October 28, 2000, and the results of their operations and their cash flows for each of the three fiscal years in the period ended November 3, 2001, in conformity with accounting principles generally accepted in the United States.

ARTHUR ANDERSEN LLP

St. Louis, Missouri

December 14, 2001

Selected Financial Data

IN THOUSANDS EXCEPT PER-SHARE DATA	2003	2002	2001	2000	1999	1998	1997	1996	1995	1994	1993
Operating Data:											
Net sales	**$251,802**	$277,537	$314,116	$331,078	$233,019	$149,085	$118,110	$105,489	$83,591	$71,213	$56,371
Cost of sales, including restructuring charge	**203,087**	212,402	243,272	243,900	174,516	108,726	84,607	73,912	56,827	48,574	39,151
Gross margin	**48,715**	65,135	70,844	87,178	58,503	40,359	33,503	31,577	26,764	22,639	17,220
Selling, general and administrative expenses	**44,576**	46,147	56,172	53,787	39,289	29,482	22,044	20,469	16,992	14,354	11,177
Restructuring charges and other charges	**7,994**	(162)	12,642	–	10,500	271	3,700	–	–	–	–
Interest expense (income), net	**17,695**	17,081	17,149	17,149	7,281	619	(139)	(95)	(141)	(145)	223
Minority interest	**86**	59	(133)	(2)	(24)	(64)	(47)	(89)	44	(4)	–
Earnings (loss) from continuing operations before income taxes	**(21,636)**	2,010	(14,986)	16,244	1,457	10,051	7,945	11,292	9,869	8,434	5,820
Income tax expense (benefit)	**880**	1,318	(4,215)	7,048	873	3,701	3,019	4,291	3,693	3,121	2,137
Net earnings (loss) from continuing operations	**(22,516)**	692	(10,771)	9,196	584	6,350	4,926	7,001	6,176	5,313	3,683
Discontinued operations, net of tax	**–**	–	–	–	–	–	938	1,432	1,281	864	764
Gain on sale of discontinued operations, net of tax	**–**	–	–	–	–	–	6,770	–	–	–	–
Net earnings (loss)	**$ (22,516)**	$ 692	$(10,771)	$ 9,196	$ 584	$ 6,350	$ 12,634	$ 8,433	$ 7,457	$ 6,177	$ 4,447
Earnings (loss) per share – Diluted:(1)											
Continuing operations	**$ (2.49)**	$ 0.08	$ (1.22)	$ 1.05	$ 0.07	$ 0.68	$ 0.50	$ 0.71	$ 0.64	$ 0.55	$ 0.42
Discontinued operations	**–**	–	–	–	–	–	0.09	0.15	0.13	0.09	0.09
Gain on sale of discontinued operations	**–**	–	–	–	–	–	0.69	–	–	–	–
Net earnings per share	**$ (2.49)**	$ 0.08	$ (1.22)	$ 1.05	$ 0.07	$ 0.68	$ 1.28	$ 0.86	$ 0.77	$ 0.64	$ 0.50
Cash dividends per share	**–**	–	$ 0.12	$ 0.16	$ 0.08	$ 0.16	$ 0.14	$ 0.10	$ 0.07	$ 0.04	–
Financial Position:											
Working capital	**$ 47,499**	$ 38,959	$32,272	$ 43,321	$ 46,799	$ 35,756	$38,691	$ 34,531	$29,927	$25,658	$25,129
Property, plant and equipment, net	**36,579**	40,882	42,534	49,897	48,841	27,498	25,211	24,485	21,529	18,467	11,069
Capital expenditures	**2,247**	4,380	5,805	5,327	6,245	6,594	3,807	4,449	4,969	4,608	1,506
Total assets	**266,540**	273,577	267,467	279,025	292,206	111,974	99,357	84,388	74,884	64,905	53,228
Total debt	**165,385**	150,585	147,971	154,408	164,506	18,815	1,794	1,405	1,889	1,787	860
Stockholders' equity	**38,584**	61,000	60,041	74,677	69,301	71,946	73,264	68,476	58,307	50,556	44,147

(1)Per-share data reflects adjustments related to the December 1995, 10% stock dividend and the January 1993, 50% stock dividend.

Corporate Directory

Board of Directors

Franklin A. Jacobs[1]
Chairman of the Board and Chief Executive Officer, Falcon Products, Inc.

Martin Blaylock[2,3]
Retired, Vice President of Manufacturing Operations, Monsanto Company

Melvin F. Brown[2]
Retired, President and Chief Executive Officer, Deutsche Financial Services

S. Lee Kling[1,3]
Chairman of the Board, The Kling Company

David L. Morley[1]
President and Chief Operating Officer, Falcon Products, Inc.

Steven C. Roberts[2]
Co-Founder and President, Roberts-Roberts & Associates

Michael F. Shanahan, Sr.[3]
Chairman of the Board and Chief Executive Officer, Engineered Support Systems, Inc.

[1]Member Executive Committee
[2]Member Audit Committee
[3]Member Compensation Committee

Corporate Officers

Franklin A. Jacobs
Chairman of the Board and Chief Executive Officer

David L. Morley
President and Chief Operating Officer

Stephen E. Cohen
Vice President, Sales and Marketing

John K. Cronin
Vice President, Marketing and New Product Development

Lynda Garrison
Vice President, Support Services and Systems Development

Michael Jacobs
Vice President, International

Stewart H. Long
Vice President, Operations

Jeff O'Hara
President, Sellers & Josephson

Daniel L. Steinberg
Vice President, Information Technologies

R. Craig Watts
President and Chief Executive Officer, Epic Furniture Group

Shareholder Information

Transfer Agent
Registrar & Transfer Company
10 Commerce Drive
Cranford, New Jersey 07016
800 368 5948

Independent Auditors
Ernst & Young, LLP
Plaza in Clayton, Suite 1300
190 Carondelet Plaza
St. Louis, Missouri 63105

Corporate Counsel
Thompson Coburn LLP
One US Bank Plaza
St. Louis, Missouri 63101

Facilities
Corporate Headquarters:
9387 Dielman Industrial Drive
St. Louis, Missouri 63132
www.thefalconcompanies.com

Domestic Manufacturing Facilities
22 Falcon Drive
Belmont, Mississippi 38827

50 Amor Avenue
Carlstadt, New Jersey 07072

86 Route 4 East
Englewood, New Jersey 07631

150 Shelby Williams Drive
Morristown, Tennessee 37813

810 West Highway 25/70
Newport, Tennessee 37821

Foreign Facilities
Falcon de Juarez, S.A. de C.V.
APDO, Postal 2519 E.
CD Juarez, Chih., Mexico
U.S.A. - P.O. Box 12865

Falcon Mimon a.s.
Hvezdovska 644
47124 Mimon
Czech Republic

Falcon Products (Shenzhen) Limited
10th Building
Fuman Industrial Zone, Pingucan
Pinghu Shenzhen
The People's Republic of China
518111

Howe A/S
Mandel Alle 23
5500 Middelfart, Denmark

Showrooms/Sales Offices
6301 N.W. 5th Way
Suite 3600
Ft. Lauderdale, Florida 33309

11-111 and 11-94
Merchandise Mart
Chicago, Illinois 60654

8687 Melrose Avenue
Los Angeles, California 90069

7901 S.W. 6th Court
Suite 120
Plantation, Florida 33324

150 East 58th Street
Suite 300
New York, New York 10005

Flat G, 6/F, Tower 2
The Gateway Plaza
2601 Xian Tu Road
Xu Hui Qu, Shanghai,
The People's Republic
of China 200030

Form 10-K
A copy of the Annual Report to the Securities and Exchange Commission on Form 10-K may be obtained from the Company at no charge.

Direct your written requests to:
Corporate Secretary
Falcon Products, Inc.
9387 Dielman Industrial Drive
St. Louis, Missouri 63132

Trading Information
Falcon Products, Inc. common stock is traded on the New York Stock Exchange under the symbol FCP.

Annual Meeting
The Annual Meeting of Shareholders will be held on April 5, 2004, at 10:30 a.m. Central Standard Time at:
St. Louis Club
7701 Forsyth Boulevard
Clayton, Missouri 63105

Design: Falk Harrison Creative, St. Louis, Mo

THE FALCON COMPANIES®

Falcon Products, Inc.
9387 Dielman Industrial Drive
St. Louis, Missouri 63132

